**Exhibit 99.3**

## JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment to Schedule 13D, dated April 16, 2025, with respect to the common shares of Thomson Reuters Corporation (the "Schedule 13D") is, and any and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D and any amendments thereto. Each of the undersigned agrees to be responsible for the timely filing of any amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party hereto or thereto, except to the extent that it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Joint Filing Agreement has been executed and delivered by each of the undersigned as of April 16, 2025.

**THOMSON INVESTMENTS LIMITED**

By:     /s/ John A. Forbes
        Name: John A. Forbes
        Title: CEO & President

**THE WOODBRIDGE COMPANY LIMITED**

By:     /s/ John A. Forbes
        Name: John A. Forbes
        Title: CEO & President

**1908720 ONTARIO LIMITED**

By:     /s/ John A. Forbes
        Name: John A. Forbes
        Title: CEO & President

**1000706525 ONTARIO LIMITED**

By:     /s/ John A. Forbes
        Name: John A. Forbes
        Title: CEO & President

**1396164 ONTARIO LIMITED**

By:     /s/ John A. Forbes
        Name: John A. Forbes
        Title: CEO & President

**1925124 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**WOODBRIDGE INVESTMENTS CORPORATION**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927194 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927196 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927197 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927200 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927201 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927202 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927205 ONTARIO LIMITED**

By:     /s/ John A. Forbes
           Name: John A. Forbes
           Title: CEO & President

**1000927207 ONTARIO LIMITED**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: CEO & President

**1000927210 ONTARIO LIMITED**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: CEO & President

**1000927211 ONTARIO LIMITED**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: CEO & President

**KRT INVESTMENTS CORP.**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**DKRT FAMILY CORP.**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**DKRT INVESTMENTS CORP.**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**1000920847 ONTARIO LIMITED**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**MB FINANCE CORP.**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**TLT INVESTMENTS CORP.**

By: /s/ John A. Forbes

   Name: John A. Forbes
   Title: Attorney-in-fact

**TLT ISSUE HOLDCO A CORP.**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**TLT ISSUE HOLDCO B CORP.**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**1761173 ONTARIO LIMITED**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**2677295 ONTARIO LIMITED**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**1000919995 ONTARIO LIMITED**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**1754693 ONTARIO LIMITED**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**PJT INVESTMENTS CORP.**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**1000920848 ONTARIO LIMITED**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**PGF INVESTMENTS CORP.**

By:     /s/ John A. Forbes
            Name: John A. Forbes
            Title: Attorney-in-fact

**PGF FAMILY CORP.**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**LCC INVESTMENTS CORP.**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000921307 ONTARIO LIMITED**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000921309 ONTARIO LIMITED**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000078931 ONTARIO LIMITED**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000921299 ONTARIO LIMITED**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**LLD INVESTMENTS CORP.**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000921297 ONTARIO LIMITED**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**JRD INVESTMENTS CORP.**

By:    /s/ John A. Forbes
        Name: John A. Forbes
        Title: Attorney-in-fact

**1000921305 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**2754783 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**1000921303 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**GED INVESTMENTS CORP.**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**1000921264 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**1000921265 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**1000031857 ONTARIO LIMITED**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**SEG FAMILY CORP.**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**TCM INVESTMENTS CORP.**

By: /s/ John A. Forbes

Name: John A. Forbes
Title: Attorney-in-fact

**1000921268 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**DYM INVESTMENTS CORP.**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**1000921259 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**BG INVESTMENTS CORP.**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**1000921257 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**ACG INVESTMENTS CORP.**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**1000921253 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**2775329 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact

**1000921254 ONTARIO LIMITED**

By:    /s/ John A. Forbes
       Name: John A. Forbes
       Title: Attorney-in-fact